Exhibit 99.1

ObsEva SA Announces $75 Million Credit Facility with Oxford Finance LLC

Geneva, Switzerland and Boston, MA – August 7, 2019 - ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a Swiss clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, today announced the closing of a $75 million senior secured credit facility with Oxford Finance LLC, a specialty finance firm that provides senior debt to life sciences and healthcare services companies.

Proceeds of the financing are intended for use to advance ObsEva’s late stage development pipeline including Phase 3 trials of nolasiban in patients undergoing embryo transfer (ET) following in vitro fertilization (IVF), and of linzagolix for the treatment of endometriosis-associated pain and heavy menstrual bleeding due to uterine fibroids, as well as initial commercialization expenses for nolasiban.

“This financing significantly strengthens ObsEva’s financial position by extending our cash runway into the fourth quarter of 2020 as we advance our late stage pipeline toward key clinical and regulatory milestones anticipated later this year,” said Ernest Loumaye, co-founder and CEO of ObsEva.

“Oxford is pleased to be a capital provider for ObsEva to support its pipeline of innovative reproductive health and pregnancy therapies,” said Christopher A. Herr, senior managing director at Oxford.

The non-dilutive financing agreement provides ObsEva with up to $75 million borrowing capacity available in three tranches, with the initial $25 million available upon closing. Each tranche bears interest at a rate of 30 day LIBOR +6.25%, or a minimum of 8.68% per annum. ObsEva is required to make monthly interest-only payments on each tranche prior to the amortization date of August 1, 2022. The debt facility will mature on August 1, 2024. Further information with respect to the debt facility is set forth in a Form 6-K filed by ObsEva with the Securities and Exchange Commission on August 7, 2019.

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor and improving IVF outcomes. ObsEva is listed on the NASDAQ Global Select Market and is trading under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

About Oxford Finance LLC

Oxford Finance is a specialty finance firm providing senior secured loans to public and private life sciences and healthcare services companies worldwide. For over 20 years, Oxford has delivered flexible financing solutions to its clients, enabling these companies to maximize their equity by leveraging their assets. In recent years, Oxford has originated over $5 billion in loans, with lines of credit ranging from $5 million to $150 million. Oxford is headquartered in Alexandria, Va., with additional offices in San Diego, Calif.; Palo Alto, Calif.; and the greater Boston and New York City areas. For more information, visit (http://oxfordfinance.com/).

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For further information, please contact:

Media Contact Switzerland and Europe:

Christophe Lamps

Dynamics Group

cla@dynamicsgroup.ch

+41 22 308 6220 Office

+41 79 476 26 87 Mobile

Media Contact U.S.:

Marion Janic

RooneyPartners LLC

mjanic@rooneyco.com

+1 212 223 4017 Office

+1 646 537 5649 Mobile

CEO Office Contact:

Shauna Dillon

shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile